Exhibit 4
CERTIFICATE OF DESIGNATION
RIGHTS AND PREFERENCES
OF THE
SERIES B NON-VOTING PREFERRED STOCK
$.01 PAR VALUE
OF
PFGI CAPITAL CORPORATION

Pursuant to Title 2, Subtitle 2 of the
Maryland General Corporation Law

     PFGI CAPITAL CORPORATION, a corporation organized and existing under Maryland General Corporation Law (the “Corporation”),
     DOES HEREBY CERTIFY:
     FIRST: The Articles of Amendment and Restatement of the Corporation authorize the issuance of up to 125 shares of Series B preferred stock, $.01 par value, of the Corporation to ensure that, as required under the Internal Revenue Code, not less than 100 individuals or entities own shares of capital stock of the Corporation for at least 335 days of the a taxable year of twelve months.
     SECOND: The Board of Directors of the Corporation, at a meeting duly held and called on January 18, 2006, authorized the issuance of up to 125 shares of Series B preferred stock of the Corporation and did duly adopt a resolution providing for the designation, powers, preferences and rights, and the qualifications, limitations and/or restrictions thereof, of the Series B preferred stock of the Corporation as set forth below.
Rights and Preferences
Section 1. Designation of Series and Number of Shares.
     The shares of Series B preferred stock shall be designated “Series B Non-Voting Preferred Stock” (hereinafter referred to as the “Series B Preferred Stock”), and the authorized number of shares which shall constitute such series shall be 125 shares, $.01 par value, which number may be increased from time to time by the independent members of the Board of Directors.
Section 2. Dividends.
     If and when declared by the Board of Directors, dividends shall be paid on outstanding shares of Series B Preferred Stock at a rate of 5% annually.

Section 3. Liquidation Value and Preference.
     The Series B Preferred Stock shall be senior and preferred over the common stock of the Corporation and shall be junior and subordinated to the Series A preferred stock of the Corporation as to distribution of assets in the event of any liquidation or dissolution or winding up of the Corporation. In any such event, the holders of the Series B Preferred Stock shall be entitled to receive, after payment or provision for payment of the debts and other liabilities of the Corporation, out of the assets of the Corporation available for distribution to its stockholders, a liquidation value of $100 per share, and no more, together with an amount equal to all dividends accrued and unpaid thereon to the date of final distribution, for each share of the Series B Preferred Stock held by them before any distribution of the assets shall be made to the holders of the common stock or any other class or series of stock ranking junior to the Series B Preferred Stock as to distribution of assets. Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full on the Series B Preferred Stock as provided in the preceding sentence, but not prior thereto, the common stock or any other series or class of stock ranking junior to the Series B Preferred Stock as to distribution of assets shall, subject to the respective terms and provisions, if any, applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the Series B Preferred Stock shall not be entitled to share therein.
     If, upon any liquidation or dissolution or winding up of the Corporation, the amounts payable on or with respect to the Series B Preferred Stock are not paid in full, the holders of shares of the Series B Preferred Stock, together with all classes or series of stock ranking on a parity with the Series B Preferred Stock as to distribution of assets, shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to the Series B Preferred Stock and any other class or series of stock that so ranks on a parity with the Series B Preferred Stock were paid in full.
     Neither the merger or consolidation of the Corporation with or into another corporation nor the sale, lease or other transfer of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation or dissolution or winding up of the Corporation.
Section 4. Redemption.
     The Corporation shall have the right to redeem, at its option, any shares of Series B Preferred Stock on or after August 17, 2009 at a redemption price of $100 per share, plus authorized and unpaid dividends to the date fixed for redemption, without interest.
Section 5. Non-Convertible.
     The shares of Series B Preferred Stock shall be non-convertible.

Section 6. Voting Rights.
     The holders of the Series B Preferred Stock shall not have any voting rights with respect to the Corporation unless otherwise provided by law.
Section 7. Restrictions on Transfer.
     Upon issuance, the Series B Preferred Stock will not be registered under the Securities Act of 1933, as amended, and as such, the transferability of the Series B Preferred Stock shall be restricted pursuant to Rule 144 under the Securities Act of 1933 or rules of similar import.
Section 8. Reports.
     So long as any shares of the Series B Preferred Stock shall be outstanding, the Corporation shall provide to each holder of such shares information regarding availability of the annual report to shareholders filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.
Section 9. General.
     No holder of shares of the Series B Preferred Stock shall be entitled, as a matter of right, to subscribe for or purchase shares of any class, now or hereafter authorized, or to purchase or subscribe for securities convertible into or exchangeable for shares of the Corporation or to which shall be attached or appertain any warrants or rights entitling the holder thereof to subscribe for or purchase shares, except such rights of subscription or purchase, if any, at such price or prices, and upon such terms and conditions as the Board of Directors in its discretion from time to time may determine.
     IN WITNESS WHEREOF, PFGI CAPITAL CORPORATION has caused this Certificate of Designation to be signed by Susan M. Kinsey, its President and Linda K. Erkkila, its Secretary, as of January 30, 2006.

PFGI CAPITAL CORPORATION
By:	/s/ Susan M. Kinsey
Susan M. Kinsey, President

/s/ Linda K. Erkkila
Linda K. Erkkila, Secretary

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